UNIFIED FUND SERVICES, INC.

June 1, 2006

Securities and Exchange Commission

Public Filing Desk

Judiciary Plaza

450 5th St., N.W.

Washington, D.C. 20549

Re: Dean Family of Funds, File Nos. 333-18653 and 811-7987

Dear Sir/Madam:

On May 17, 2006, a form of Resolution, along with the Fidelity Bond was filed with the SEC. The filing stated that the form of resolution would be approved at the May 24, 2006 meeting. Enclosed herewith are those approved Resolutions of the majority of the Board of Trustees who are not "interested persons" of the above-captioned Registrant.

If you have any questions, please contact the undersigned.

Sincerely,

/s/ Tara Pierson
Tara Pierson
Financial Administration

enclosures

ACTION BY CONSENT OF THE BOARD OF TRUSTEES

OF

DEAN FAMILY OF FUNDS

The following action was taken and the following business transacted by the written consent of the Board of Trustees of Dean Family of Funds, an Ohio business trust (the “Trust”), effective as of the 24th day of May, 2006, pursuant to the provisions of The Ohio Business Trusts Act, which consent and action are evidenced by the signatures of the Trustees appended hereto, and which consent and action are intended to have the same force and effect as a unanimous vote at a meeting duly held.

“WHEREAS, the Trustees of the Trust, including a majority of the disinterested Trustees, have reviewed the amount, type, form and coverage of Great American Insurance Company Policy No. 524-50-47-03 (the “Fidelity Bond”); and

WHEREAS, the amount of coverage under the Fidelity Bond is $1,000,000, being greater than the minimum amount of bond required by Rule 17g-1 promulgated under the Investment Company Act of 1940;

THEREFORE, BE IT RESOLVED, that the amount, type, form and coverage of the Fidelity Bond as described above are reasonable and the Fidelity Bond is approved; and

FURTHER RESOLVED, that the Secretary of the Trust is designated as the person who shall make the filings and give the notices required by paragraph (g) of Rule 17g-1; and

FURTHER RESOLVED, that the officers of the Trust be, and they hereby are, authorized to take any and all other actions deemed necessary or appropriate to effectuate these resolutions.”

The undersigned, being the entire Board of Trustees of the Trust, hereby consent to the actions and resolutions contained in the foregoing Action by Consent of the Board of Trustees of Dean Family of Funds as of the date first above written.

/s/ Sam B. Gould Sam B. Gould
/s/ Frank J. Perez Frank J. Perez
/s/ David H. Ponitz David H. Ponitz
/s/ Gilbert P. Willamson Gilbert P. Williamson